January 3, 2022

Paul R. Laubscher, Chairman

Thrivent Mutual Funds

901 Marquette Avenue, Suite 2500

Minneapolis, MN 55402-3211

Dear Mr. Laubscher:

This letter is to confirm to you that Thrivent Asset Management, LLC (the “Adviser”) has contractually agreed to waive certain fees and/or reimburse certain expenses associated with the Funds as detailed below. Amounts waived by the Adviser during the contractual period cannot be recouped by the Adviser in subsequent periods.

1.

The Adviser has agreed, through at least February 28, 2023, to waive certain fees and/or reimburse certain expenses associated with the Class A shares of the Thrivent Government Bond Fund in order to limit the total annual fund operating expenses after fee waivers and/or expense reimbursements (excluding acquired fund fees and expenses) to an annual rate of 0.75% of the average daily net assets of the Class A shares.

2.

The Adviser has agreed, through at least February 28, 2023, to waive certain fees and/or reimburse certain expenses associated with the Class A shares of the Thrivent Money Market Fund equal in the aggregate to 0.05% of the average daily net assets of the Class A shares.

3.

The Adviser has agreed, as of January 1, 2022, to eliminate the 0.10% waiver of certain fees and/or reimbursement of certain expenses associated with the Class S shares of the Thrivent Money Market Fund.

Sincerely,

/s/ David S. Royal

David S. Royal
President
Thrivent Asset Management, LLC